UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Dr.

Greenwood Village, CO 80121

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,953,545 (1)
	8	SHARED VOTING POWER 10,139 (2)
	9	SOLE DISPOSITIVE POWER 9,953,545 (1)
	10	SHARED DISPOSITIVE POWER 10,139 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,963,684 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33% (3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 1,906,383 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series E Preferred Stock”) held directly by the Reporting Person. Excludes 267,530 shares of Common Stock underlying Series E Preferred Stock that are not currently issuable upon conversion of the Series E Preferred Stock due to a beneficial ownership limitation contained in the documents governing the Series E Preferred Stock.

(2)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(3)

Based on 29,891,052 shares of Common Stock of the Issuer, which consists of (i) 27,984,669 shares of Common Stock outstanding as of February 5, 2021, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 8, 2021, plus (ii) 1,906,383 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 5 to the Schedule 13D filed by John K. Scott, Jr. (the “Reporting Person”), a natural person, relating to the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 5 hereby amends the Schedule 13D filed by the Reporting Person on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020 and Amendment No. 4 to the Schedule 13D filed on December 29, 2020. This Amendment No. 5 is being filed in connection with the entry by the Reporting Person into a Stock Purchase Agreement and Letter of Investment Intent (the “SPA”) with the Issuer and related agreements on March 2, 2021 pursuant to which, among other things, the Reporting Purchase acquired 50,000 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series E Preferred Stock”).

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 5 to Schedule 13D is being filed by John K. Scott, Jr., a natural person.

(b) The Reporting Person’s business address is 30 Blue Heron Dr., Greenwood Village, CO 80121.

(c) The Reporting Person’s principal occupation is a self-employed investor. The Reporting Person’s business address is 30 Blue Heron Dr., Greenwood Village, CO 80121.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective April 26, 2019, the Issuer effected a 1-for-20 reverse stock split of its outstanding Common Stock. Where applicable, Common Stock share amounts described below have been adjusted to give effect to the 1-for-20 reverse stock split, with fractional shares rounded down to the nearest whole share.

On September 17, 2018, the Reporting Person purchased 916,030 shares of Common Stock for an aggregate purchase price of $3,000,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated September 13, 2018, by and between the Issuer and the Reporting Person (the “September 2018 Purchase Agreement”). Prior to the closing of the transactions contemplated by the September 2018 Purchase Agreement, the Reporting Person had acquired 179,190 shares of Common Stock in open market purchases. The aggregate purchase price for such 179,190 shares was approximately $1,300,000.

On March 22, 2019, the Reporting Person purchased 17,857 shares of Common Stock for an aggregate purchase price of $50,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated March 22, 2019, by and between the Issuer and the Reporting Person (the “March 2019 Purchase Agreement”). While the March 2109 Purchase Agreement contemplated subsequent closings at which the Reporting Person would acquire additional shares of Common Stock, no such subsequent closings occurred, and no additional shares of Common Stock were acquired pursuant to the March 2019 Purchase Agreement.

On June 13, 2019, the Issuer entered into an underwriting agreement relating to an underwritten public offering of 8,000,000 shares of Common Stock. The Reporting Person purchased 4,000,000 shares of Common Stock from the underwriter in the underwritten public offering for an aggregate purchase price of $3,000,000. The closing of such purchase occurred on June 18, 2019.

On December 6, 2019, the Reporting Person subscribed for 555,555 shares of Common Stock for an aggregate purchase price of $500,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated December 6, 2019, by and between the Issuer and the Reporting Person (the “December 2019 Purchase Agreement”).

On February 13, 2020, the Reporting Person subscribed for 2,373,529 shares of Common Stock for an aggregate purchase price of $2,017,500 from the Issuer in a private placement pursuant to a Stock Purchase Agreement, dated February 13, 2020, by and between the Issuer and the Reporting Person (the “February 2020 Purchase Agreement”).

On August 30, 2020, the Reporting Person subscribed for 5,000 shares of Common Stock for an aggregate purchase price of $25,000 from the Issuer in a registered offering pursuant to a Stock Purchase Agreement, dated August 30, 2020, by and between the Issuer and the investors signatory thereto, including the Reporting Person (the “August 2020 Purchase Agreement”). While the August 2020 Purchase Agreement contemplated subsequent closings at which the Reporting Person could acquire additional shares of Common Stock, no such subsequent closings occurred, and no additional shares of Common Stock were acquired pursuant to the August 2020 Purchase Agreement.

On March 2, 2021, the Reporting Person subscribed for 50,000 shares of Series E Preferred Stock for an aggregate purchase price of $5,000,000 from the Issuer in a private placement pursuant to a Stock Purchase Agreement and Letter of Investment Intent, dated March 2, 2021, by and between the Issuer and the Reporting Person (the “March 2021 Purchase Agreement”). The shares of Series E Preferred Stock have an original issue price of $100 per share and are convertible into shares of Common Stock equal to the original issue price divided by $2.30 per share, provided that the aggregate number of shares of Common Stock that a holder of shares of Series E Preferred Stock may elect to convert may not exceed that number of shares which would result in such holder holding more than 33.33% of the outstanding shares of Common Stock, unless stockholder approval is obtained, provided that the Issuer may or may not seek such stockholder approval in its sole discretion (the “Share Cap”).

The funds used for the purchase of 179,190 shares of Common Stock in the open market, for the subscription for 555,555 shares of Common Stock pursuant to the December 2019 Purchase Agreement, for the subscription for 2,373,529 shares of Common Stock pursuant to the February 2020 Purchase Agreement, for the subscription for 5,000 shares of Common Stock pursuant to the August 2020 Purchase Agreement and for the subscription for the 50,000 shares of Series E Preferred Stock were derived from personal funds of the Reporting Person. The funds used for the purchase of the remaining shares of Common Stock reported in this Item 3 of this Schedule 13D were derived from a revolving line of credit (the “Revolving Line of Credit”) entered into by and between the Reporting Person and Phelps Tointon, Inc. On December 23, 2020, the Reporting Person repaid the entire principal balance and outstanding interest under the Revolving Line of Credit relating to the purchase of such shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock and Series E Preferred Stock reported in this Schedule 13D for investment purposes. As of the date of this Schedule 13D, the Reporting Person has no plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series E Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Without limiting the generality of the foregoing, the Reporting Person may from time to time sell or otherwise dispose of shares of Common Stock in order to allow the Reporting Person to convert shares of Series E Preferred Stock to remain under the Share Cap. The Reporting Person further intends to evaluate his investment in the Issuer and may from time to time engage in discussions with management and the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other parties concerning, among other things, the business, financial condition, management, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and operations and the price of the Issuer’s securities of the Issuer, the Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate, which may include, without limitation changing his intention with respect to any and all matters referred to in this Item 4.

On December 28, 2020, the Issuer announced the appointment of Malcolm G. Witter to the Board. Mr. Witter was introduced to the Company by the Reporting Person in connection with general discussions with the Board and management of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	9,963,684	(1	) (2)
Percent of class:	33.33	%	(3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	9,953,545	(1)
Shared power to vote or direct the vote:	10,139	(2)
Sole power to dispose or direct the disposition of:	9,953,545	(1)
Shared power to dispose or direct the disposition of:	10,139	(2)

(1)

Includes 1,906,383 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person. Excludes 267,530 shares of Common Stock underlying Series E Preferred Stock that are not currently issuable upon conversion of the Series E Preferred Stock due to a beneficial ownership limitation contained in the documents governing the Series E Preferred Stock.

(2)

Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(3)

Based on 29,891,052 shares of Common Stock of the Issuer, which consists of (i) 27,984,669 shares of Common Stock outstanding as of February 5, 2021, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 8, 2021, plus (ii) 1,906,383 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

March 2021 Purchase Agreement

Pursuant to the March 2021 Purchase Agreement, the Reporting Person was granted a right of first offer with respect to future issuances of the Issuer’s securities (the “Right of First Offer”); provided, however, that in no event shall the Reporting Person have such right if the acquisition of any of such securities would result in the Reporting Person beneficially owning more than the Share Cap. In the event that the Reporting Person does not exercise the Right of First Offer, the Issuer will then be entitled to offer and sell the new securities to any third party at a price not less than, and upon terms no more favorable to the offeree than, those offered to the Reporting Person (a “Third Party Offering”).

Pursuant to the March 2021 Purchase Agreement, the Reporting Person also has the option to purchase up to thirty-three and one-third percent (33.33%) of the new securities offered in a Third-Party Offering at the same price and upon the terms available to the other purchaser(s) (the “Preemptive Right”); provided, however, that in no event may the Reporting Person acquire new securities of the Issuer in a Third-Party Offering to the extent the acquisition thereof would violate the Share Cap.

The Right of First Offer and the Preemptive Right will expire upon the earlier of (i) December 31, 2021 or (ii) upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company.

The foregoing description of the terms of the March 2021 Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the March 2021 Purchase Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Registration Rights Agreement

In connection with the March 2021 Purchase Agreement, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the Securities and Exchange Commission (the “SEC”) one or more registration statements to register for resale the maximum number of Conversion Shares (as defined below) issuable upon conversion of the shares of Series E Preferred Stock purchased by the Reporting Person.

In the event that both (i) the number of shares of Common Stock beneficially owned by the Reporting Person falls below twenty percent (20%) of the outstanding Common Stock on an as-converted basis, as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder and (ii) the Reporting Person is an affiliate (as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”)) at the time of the Reload Request (as defined below), the Issuer, upon written request from the Reporting Person (the “Reload Request”), will be required prepare and file with the SEC one, and only one, additional registration statement covering the resale of those shares of Common Stock owned by the Reporting Person as of the date of the Reload Request that, as of such time, are not registered for resale under the Securities Act.

The foregoing description of the terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Series E Preferred Certificate

In connection with the transactions contemplated by the March 2021 Purchase Agreement, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations (the “Series E Preferred Certificate”) of the Series E Preferred Stock. The Series E Preferred Certificate authorizes 50,000 shares of Series E Preferred Stock and establishes the rights and preferences of the Series E Preferred Stock, including as follows:

Except with respect to transactions which may adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock, the Series E Preferred Stock has no voting rights.

Whenever the Board declares a dividend on Common Stock, each record holder of a share of Series E Preferred Stock on the record date set by the Board will be entitled to receive an amount equal to such dividend declared on one share of Common Stock multiplied by the number of shares of Common Stock into which such share of Series E Preferred Stock could be converted on the record date, without regard to any conversion limitations in the Series E Preferred Certificate.

Holders of the Series E Preferred Stock may convert some or all of the Series E Preferred Stock into shares of Common Stock at a fixed price of $2.30 per Conversion Share, provided that the aggregate number of shares of Common Stock issued pursuant to the Series E Preferred Certificate cannot exceed an amount that would result in the such holder beneficially owning more than the Share Cap without shareholder approval, which the Issuer is not required to seek.

The Issuer has the right to redeem any outstanding shares of Series E Preferred Stock at a price of $110 per share at any time on or prior to the one-year anniversary of the issuance date, payable in cash.

The foregoing description of the terms of the Series E Preferred Certificate does not purport to be complete and is qualified in its entirety by the contents of the Series E Preferred Certificate, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Stock Purchase Agreement and Letter of Investment Intent, dated March 2, 2021, between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 4, 2021).

Exhibit B:	Registration Rights Agreement, dated March 2, 2021, between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 4, 2021).

Exhibit C:	Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 4, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2021

/s/ John K. Scott, Jr.
John K. Scott, Jr.